Exhibit (e)(3)

November 22, 2013

Endo Health Solutions Inc.

1400 Atwater Drive

Malvern, PA 19355

Attn: Rajiv De Silva

Re:  NuPathe Inc.

Mr. De Silva,

We are in receipt of your letter dated November 21, 2013, regarding the potential acquisition of NuPathe Inc. (the “Company”) by Endo Health Solutions Inc. (“Buyer”) (such acquisition by Buyer is referred to herein as the “Acquisition”).  In order to induce Buyer to commence confirmatory due diligence and negotiate a definitive purchase agreement, we agree as follows:

(a)                       Except with respect to the Acquisition, we agree that for a period of 21 days from the date hereof, which period shall be extended automatically for up to two successive 7-day periods so long as Buyer and the Company shall continue to be working diligently and in good faith to complete the Acquisition as of the end of the then-current period (the “Exclusivity Period”), we will not, and will cause our directors, officers, employees and other agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by us or any of them and any individual member or employee of the foregoing) (each, a “Representative”) not to, (i) initiate, solicit or seek any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to our equity holders or any of them) with respect to a merger, acquisition, consolidation or similar transaction involving the purchase of all or substantially all of the assets or equity securities of, the Company (any such proposal or offer being hereinafter referred to as a “Proposal”), (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any substantive discussions with, any person relating to a Proposal, (iii) otherwise cooperate in any effort or attempt to make, implement or accept a Proposal, or (iv) enter into or consummate any agreement or understanding with any person relating to a Proposal.  Notwithstanding the foregoing, the term “Proposal” shall not include, and nothing in this letter shall preclude the Company from engaging in any negotiations or discussions with respect to, any equity or debt financing, or co-promotion, licensing or other partnership transactions, provided that the Company shall not enter into a co-promotion, licensing or other partnership agreement relating to Zecuity® during the Exclusivity Period.

7 Great Valley Parkway • Suite 300 • Malvern, PA 19355

610-232-0800 • Fax 610.232.0571 • www.nupathe.com

(b)                       Except with respect to the Acquisition, we shall immediately cease and terminate, and we shall cause our Representatives immediately to cease and terminate, any existing activities, including discussions or negotiations with any parties conducted heretofore, with respect to any Proposal.

This letter will terminate at 5:00 P.M. Eastern Time on the final day of the Exclusivity Period.

The information contained in this letter is subject to the Confidentiality Agreement dated June 7, 2010 between Buyer and the Company, and any offer contained herein may be declared null and void if disclosed without our prior written consent.

Other than our agreement to negotiate exclusively with you until the termination of this letter and as set forth in this paragraph, nothing contained in this letter constitutes a binding agreement of the parties hereto regarding the Acquisition.  Any such binding agreement will be set forth in the definitive agreement and related documentation.  Neither the Company nor Buyer shall have any liability to the other if for any reason the parties fail to execute a definitive agreement.  The provisions of this letter and all duties, obligations and rights arising herefrom shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflicts of laws provision or rule of any jurisdiction that would cause the application of the substantive laws of any jurisdiction other than the State of Delaware.

Kindly indicate your acceptance of the exclusive right and the terms contained herein by signing in the designated area below.

NUPATHE INC.

		By:	/s/ Michael F. Marino
Name: Michael F. Marino
Title: General Counsel

ACKNOWLEDGED AND AGREED:

ENDO HEALTH SOLUTIONS INC.

By:	/s/ Rajiv De Silva
Name: Rajiv De Silva
Title: President and CEO